Exhibit 4.5

FIRST AMENDMENT TO THE

AVIV REIT, INC.

2010 MANAGEMENT INCENTIVE PLAN

WHEREAS, Aviv REIT, Inc. (the “Company”) maintains the Aviv REIT, Inc. 2010 Management Incentive Plan (the “Plan”); and

WHEREAS, the Company desires to amend the Plan in certain respect in connection with the Company’s Initial Public Offering (as defined in Section 1.2 of the Plan).

NOW, THEREFORE, pursuant to the power of amendment contained in Section 3.2 of the Plan, the Plan is hereby amended as follows, effective as of the date of the Initial Public Offering:

1. The definition of “Dividend Equivalents” in Section 1.2 of the Plan is hereby deleted in its entirety and replaced with the following:

“Dividend Equivalents” shall mean, with respect to any period, the dividends per share distributed by the Company with respect to its Common Stock during such period, including the dividend per share declared by the Company on March 20, 2013, multiplied by the number of shares of Common Stock underlying a Participant’s unexercised Option, or portion thereof. The payment of any Dividend Equivalents with respect to an unexercised Option shall be made to the Participant by the Partnership. In no event shall the payment of any Dividend Equivalent be contingent upon the exercise of any Option to which such Dividend Equivalent relates.

2. Section 1.5 of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to adjustment as provided in Section 3.6 for any event occuring after March 8, 2013, six million three hundred fourty-two thousand seven hundred fourty-two (6,342,742) shares of Common Stock shall be available for issuance under this Plan, reduced by the sum of the aggregate number of shares of Common Stock which become subject to outstanding Options. The number of shares of Common Stock available for issuance pursuant to Incentive Stock Options shall not exceed the number of shares of Common Stock set forth in the preceding sentence, subject to adjustment as provided in Section 3.6 and subject to the provisions of sections 422 or 424 of the Code or any successor provisions. To the extent that shares of Common Stock subject to an outstanding Option granted under this Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or are withheld by the Company in accordance with Section 2.1(c) or Section 3.5, then such shares of Common Stock shall again be available under this Plan. Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock.”

3. Section 2.1(d) of the Plan is hereby amended by adding the following new paragraph (iv) immediately after paragraph (iii) therein:

(iv) Notwithstanding the foregoing, (A) all Dividend Equivalents accrued and unpaid in accordance with this Section 2.1(d) as of the date of the Company’s Initial Public Offering shall be paid to the Participant (1) with respect to the portion of an Option unvested immediately prior to the consummation of the Initial Public Offering, no later than the date that is 15 calendar days after the Company’s Initial Public Offering, and (2) with respect to the portion of an Option vested immediately prior to the consummation of the Initial Public Offering, on the earlier of April 1, 2013 and the third business day following the Participant’s Termination, and in each case in the form of shares of Common Stock; provided, however, that, such shares shall be reduced in a number necessary to satisfy the dollar value of the required withholding related to the holder’s applicable tax obligations with respect to such Dividend Equivalents; and provided, further, that any fraction of a share of Common Stock that would be required to satisfy such payment shall be disregarded and the remaining amount due shall be paid in cash to the Participant; and (B) no Dividend Equivalents shall be payable after the occurrence of the Company’s Initial Public Offering with respect to any periods after the date of the Initial Public Offering.

4. Section 2.1 of the Plan is hereby amended by adding the following new subsection (g) at the end thereof:

(g) Notwithstanding anything in this Plan or any Agreement evidencing an Option to the contrary, so long as the applicable optionee has entered into an Option modification letter agreement in form and substance satisfactory to the Administrator prior to the date of the Initial Public Offering, all Options outstanding as of the date of the Company’s Initial Public Offering shall be fully vested and exercisable.

*            *             *

This First Amendment to the Aviv REIT, Inc. 2010 Management Incentive Plan was duly adopted and approved by the Board of Directors of the Company as of March 20, 2013.

AVIV REIT, INC.

By:	/s/ Craig M. Bernfield
Name:	Craig M. Bernfield
Title:	Chairman and Chief Executive Officer

3